File No. 70-

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                             FORM U-1

                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

      Allegheny Energy, Inc.   Allegheny Energy Supply Company,LLC
      10435 Downsville Pike    R.R. 12, P.O. Box 1000
      Hagerstown, MD  21740    Roseytown, Penna. 15601

      West Penn Power Company  Allegheny Energy Service Corporation
      800 Cabin Hill Drive     10435 Downsville Pike
      Greensburg, PA  15601    Hagerstown, MD  21740

      Monongahela Power Company  The Potomac Edison Company
      1310 Fairmont Avenue       10435 Downsville Pike
      Fairmont, WV 26554 	   Hagerstown, MD  21740

                       Allegheny Ventures, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740
                   _____________________________

                       Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD  21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

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                    TABLE OF CONTENTS                  	Page


Item 1.  Description of the Proposed Transaction  . . . . .   3

     A.   Summary and Discussion . . . . . . . . . . . . . .  3

     B.   Application of Proceeds . . . . . . . . . . . . . . 5

Item 2.  Fees, Commissions and Expenses . . . . . . . . . . . 6

Item 3.  Applicable Statutory Provisions  . . . . . . . . . . 6

Item 4.  Regulatory Approvals . . . . . . . . . . . . . . . . 6

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . . . 6

Item 6.  Exhibits and Financial Statements  . . . . . . . . . 6

     A.   Exhibits  . . . . . . . . . . . . . . . . . . . . . 6

     B.   Financial Statements  . . . . . . . . . . . . . . . 6

Item 7.  Information as to Environmental Effects  . . . . . . 7

Exhibit H                                                	  8

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Item 1.   Description of Proposed Transactions

          A)   Summary and Background

     Applicants  request  that the Commission increase  from  $100
million  to  $300  million  the  authorized  loans  (Loans)   that
Allegheny Energy, Inc. ("Allegheny") may make to Allegheny Energy Supply Company, LLC ("Genco") <F1> and increase from $200 million to $300 million the aggregate commercial paper ("Commercial Paper") that Genco may issue - with the limitation that both the Loans and Commercial Paper when taken in the aggregate not exceed the
authorized  short-term  debt  ceiling  of  $300  million.    Also,
Applicants request that the Commission: 1) authorize Genco to be a lender to and a borrower from the Money Pool in outstanding amounts of up to $300 million; 2) authorize Genco to issue long-term debt up to an aggregate amount of $400 million; and, 3) authorize Allegheny to issue long-term debt up to an aggregate
amount of $138 million, all through July 31, 2005.   In support of
these requests, Applicants submits the following.

          B)   Discussion

     In a series of orders issued in File No. 70-7888, dated January 29, 1992, February 28, 1992, July 14, 1992, November 5, 1993, November 28, 1995, April 18, 1996, December 23, 1997, May
19, 1999, and October 8, 1999 (Holding Co. Act Release Nos. 25462, 25481, 25581, 25919, 26418, 26506, 26804, 27030, and 27084
("Financing Orders"),among other things, the Allegheny system companies were authorized to establish and participate in a Money Pool. In File No. 70-9483 (Holding Co. Act Release No. 27101, dated November 12, 1999), the Commission authorized the formation of and transfer of generating related assets to Genco. Additionally, in the same order Genco was authorized to issue up to $200 million of short-term debt in the form of Commercial Paper, Allegheny was authorized to issue up to $100 million in Loans to Genco and to enter into counterparty support agreements up to $150 million. The authorization for the Commercial Paper and Loans were effective through July 31, 2005 ("Genco Order").
Finally in Holding Co. Act Release No. 27091, the Commission, among other things, authorized WPFC to loan West Penn up to $600 million in transition bond proceeds ("WPFC Order").<F2>

     Since the issuance of the Financing Orders, Genco Order, and the WPFC Order, several events have occurred which now require
Applicants   to   request  additional  authority.    Specifically,
deregulation of generation has continued and competition at the retail level is now a reality in Pennsylvania; and is coming to Maryland on July 1, 2000; and to Ohio, Virginia and West Virginia
over  the  course  of  the  next  two  years.   In  the  face   of
deregulation, and the limits it imposes on existing revenues, the Allegheny system has moved aggressively to expand its energy holdings and customer base. The Allegheny system has: formed a generating company - Genco; acquired West Virginia Power;<F3> moved to acquire Mountaineer Gas; <F4> and moved to transfer The Potomac

<F1> Genco is a public utility as defined under the Act.   However,
for purposes of state regulation Genco is not regulated as a public utility. Accordingly, Genco's financing requests do not qualify for Rule 52 treatment as no state has, or will, authorize the financing requested herein.

<F2> See File No.70-9469, Order Authorizing Formation of Subsidiary
Corporation and Special Purpose LLC, Issuance of Transition Bonds, Notes, and Service Agreement (October 19, 1999).

<F3> See Holding Co. Act Release  No.  27121, Order Authorizing
Retention  of  Assets (December 23, 1999).

<F4> See File No. 70-9625, Application of  Monongahela Power Company
to Acquire 100% of the Securities of Mountaineer Gas (filed Feb.
4, 2000).

Edison Company's ("Potomac Edison") generating assets to Genco. <F5> To remain a competitive corporation with strong corporate earnings
and   shareholder  value,  Allegheny  and  its  subsidiaries  must continue to grow both within and outside the energy industry. For these reasons the authorizations below are sought.

        1.   Add Genco to the Money Pool and Increase the Money Pool

     The Allegheny system has established a goal of increasing its investment in regulated and non-rate regulated businesses. As the Allegheny system grows, the needs of its subsidiaries for capital also grows, specifically Genco's. In the Allegheny system, Genco has been assigned the role of acquiring additional non-regulated generation sources to supply the Allegheny system as well as participate in various unregulated energy market activities. Genco must have access to cash through short-term and long-term borrowings to take advantage of energy market opportunities or to address financial emergencies that may arise. Currently, Genco primarily uses its short-term financing, guarantees and parent support to support its capital expenditure program and ongoing operations.

     Genco seeks authority to participate in the Money Pool. Specifically, Genco proposes to be a lender to and a borrower from the Money Pool in outstanding amounts of up to $300 million. Participation in the Money Pool will enhance Genco's ability to participate effectively in evolving energy markets by giving it access to financing in an amount not to exceed $300 million in the aggregate - the amount of short-term debt financing previously authorized for Genco. Genco will lend and borrow on the same terms and under the same conditions as authorized for other Money Pool participants.<F6>


        2. Increase Genco's Authorized Commercial Paper and Allegheny's Authorized Loans to $300 Million Individually and in the Aggregate; and Authorize Genco to Enter Into Credit Support
    	     and Counterparty Agreements

     In Holding Co. Act Release No. 27101, the Commission authorized Genco to issue, on an as needed basis, up to $200 million in short-term
debtin the form  of  Commercial  Paper.   Additionally, Allegheny  was
authorized to provide short-term debt financing to Genco in the form of Loans not to exceed $100 million. Genco primarily uses its short-term financing, guarantees and parent support to support its  capital expenditure program and ongoing operations. While Allegheny would seek such additional regulatory approval as may be required, the requested increase in short-term financing authority and the grant of long-term financing
(as described below) will enhance Genco's ability to participate effectively in the evolving energy markets. Genco needs to have access to cash through short-term borrowings to take advantage of opportunities that arise, to maintain its assets, and to expand its ongoing operations as additional states restructure and funding needs arise.  Genco  now seeks  to  increase  its flexibility in
financing.   Specifically, Genco seeks an increase its short-term
debt authority from  by  an additional $100 million from $200 million to $300 million  and  to increase  parent  loans from Allegheny from
$100 million  to  $300 million.   The  aggregate  shot-term debt
authorized will remain unchanged at $300 million and remain subject to the same terms and

<F5> See File No. 70-9627, Application of The Potomac Edison Company
to Transfer  Assets  (filed Feb. 11, 2000).

<F6> See Holding Co. Act Release No. 25481, Authorizing Formation of
Money Pool  (February 28, 1992).

conditions as were contained in the original Application, as amended, and adopted in Holding Co. Act Release No. 27101.

     Finally, Genco seeks authorization to issue letters of credit up to $100 million to support counterparty agreements and other trading agreements. The guarantees will be issued without recourse to the operating companies.

         3.  Authorize the Issuance of Long-term Debt

     Genco seeks authority to issue long-term debt up to an aggregate amount of $400 million and Allegheny seeks authority to issue up to $138 million in long-term debt. Both financings will include, but not be limited to, bank financing and/or guarantees, bank credit support, project financing, sales of secured or unsecured debt, notes, and, debentures.<F7> The interest rates, fees, and expenses will be comparable to those obtainable by comparable utilities issuing comparable securities with the same or similar terms and maturities. The request is consist with prior Commission orders to issue unsecured long-term debt.<F8>

       B.  Application of Proceeds

     Genco will continue to use the proceeds of its proposed short-term debt financings to support operations, supplement daily cash flow fluctuations, and for temporary stop-gap financing measures until other financing transactions are completed. Additionally, Genco may use the proceeds of its proposed Long-term borrowings to finance strategic purchases, construction, to replace or retire
short-term debt, or for other strategic corporate purposes.   Some
of the proceeds may be used by Genco as capital contributions to nonutility subsidiaries. Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

Item 2.         Fees, Commissions, and Expenses

     Fees  and  expenses in the estimated amount of  $100,000  are expected to be incurred in connection with the proposed transactions plus ordinary expenses not over $500 in connection with the preparation of this Application. None of the fees, commissions or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial and other services to be performed at cost.

Item 3.        Applicable Statutory Provisions

     The short-term and long-term debt authorizations are subject to Sections 6, 7, 9(a), 12(b), and 10 of the Act. Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to EWGs and FUCOs, will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are

<F7> Guarantees may take the form of Allegheny agreeing to undertake reimbursement obligations, assume liabilities or assume other obligations with respect to, or act as surety on, bonds. Letters of credit, evidences of indebtedness, equity commitments, performance and other obligations undertaken by Genco.

<F8> See Holding Co. Release No. 27134, Southern Financing Order
(February 9, 2000).

satisfied. When the transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied. Allegheny further states that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. Therefore, Rule 53(c) is inapplicable.

Item 4.        Regulatory Approval

     No commission, other than this Commission, has jurisdiction over the proposed transactions.

Item 5.        Procedure

     Allegheny waives any recommended decision by hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's Order and the date it is to become effective since it is desired that the Commission's Order becomes effective upon issuance.
Allegheny consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or Order in this matter unless the Office opposes the matter covered by this application or declaration.

Item 6.        Exhibits and Financial Statements

        (a) Exhibits (to be filed by amendment)

          	F    Opinion of Counsel (to be filed by amendment)

           	G    Financial  Data  Schedules  (to  be  filed  by
                 amendment)

           	H    Form of Notice - Filed Feb. 4, 2000

        (b)  Financial Statements as of December 31, 1999

              FS-1 Allegheny Energy, Inc. balance sheet, per books and pro forma (to be filed by amendment).

              FS-2  Allegheny  Energy,  Inc. statement of
                    income and retained earnings, per
                    books and pro forma (to be filed  by
                    amendment).


Item 7.   Information as to Environmental Effects

     (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4232(2)(C)).

      (b)  Not applicable.

                             SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                            ALLEGHENY ENERGY, INC.

                            /s/ THOMAS K. HENDERSON, ESQ.

                            Thomas K. Henderson, Esq.


                            ALLEGHENY VENTURES, INC.

                            /s/ THOMAS K. HENDERSON, ESQ.

                            Thomas K. Henderson, Esq.


                            ALLEGHENY ENERGY SUPPLY COMPANY,LLC

                            /s/ THOMAS K. HENDERSON, ESQ.

                            Thomas K. Henderson, Esq.


                            THE POTOMAC ELECTRIC COMPANY

                            /s/ THOMAS K. HENDERSON, ESQ.

                            Thomas K. Henderson, Esq.


                            MONONGAHELA POWER COMPANY

                            /s/ THOMAS K. HENDERSON, ESQ.

                            Thomas K. Henderson, Esq.


                            WEST PENN POWER COMPANY

                            /s/ THOMAS K. HENDERSON, ESQ.

                            Thomas K. Henderson, Esq.


                            ALLEGHENY ENERGY SERVICE CORPORATION

                            /s/ THOMAS K. HENDERSON, ESQ.

                            Thomas K. Henderson, Esq.



Dated:  May 5, 2000

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